UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)

                               GLG Partners, Inc.
          -------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   37929X 107
            ---------------------------------------------------------
                                 (CUSIP Number)

                                 Noam Gottesman
                             c/o GLG Partners, Inc.
                           399 Park Avenue, 38th Floor
                               New York, NY 10022
                      Attention: Alejandro San Miguel, Esq.
                     General Counsel and Corporate Secretary
                                 (212) 224-7200

                                 with a copy to:

                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                               New York, NY 10112
                          Attention: Sey-Hyo Lee, Esq.
                                 (212) 408-5100
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               September 15, 2009
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)
-------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D

---------------------                                      --------------------
CUSIP No. 37929X 107                                        Page 2 of 9 Pages
--------- ---------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Noam Gottesman
--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[ ]
                                                                        (b)[X]
--------- ---------------------------------------------------------------------
   3      SEC USE ONLY

--------- ---------------------------------------------------------------------
   4      SOURCE OF FUNDS
          OO
--------- ---------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(d) or 2(e)                                                     [ ]
--------- ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America
--------- ---------------------------------------------------------------------
    NUMBER OF         7     SOLE VOTING POWER
                            -0-
      SHARES
                    ------- ---------------------------------------------------
   BENEFICIALLY       8     SHARED VOTING POWER
                            163,736,001 shares(1)(2) (See Item 5)
     OWNED BY
                    ------- ---------------------------------------------------
       EACH           9     SOLE DISPOSITIVE POWER
                            1,314,287 shares (See Item 5)
    REPORTING
                    ------- ---------------------------------------------------
      PERSON          10    SHARED DISPOSITIVE POWER
                            780,400 shares (See Item 5)
       WITH
--------- ---------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,314,287 shares (See Item 5)
--------- ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [X]
--------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.5% of outstanding shares of Common Stock(3) (See Item 5)
--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          IN
--------- ---------------------------------------------------------------------

(1) Includes 390,200 shares and 390,200 warrants held by certain investment funds managed by GLG Partners LP, of which GLG Partners Limited is the general partner. Mr. Gottesman is a managing director of GLG Partners Limited and may be deemed to have beneficial ownership of these shares. Mr. Gottesman disclaims beneficial ownership of these shares.

(2) Includes an aggregate of 162,955,601 shares held by the parties to the Voting Agreement dated as of June 22, 2007 described in Item 6. Mr. Gottesman may be deemed to have beneficial ownership of these shares. Mr. Gottesman disclaims beneficial ownership of these shares, except for the 1,314,287 shares reported in row 11 and otherwise to the extent of his pecuniary interest therein.

(3) Excludes as outstanding shares 58,900,370 shares of Common Stock into which the Exchangeable Securities held by the Gottesman GLG Trust are exchangeable and shares of Common Stock issuable upon conversion of the Company's 5.00% convertible subordinated notes due 2014 (the "Notes"). Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable, the percentage would be 0.4%.

                                  SCHEDULE 13D

---------------------                                      --------------------
CUSIP No. 37929X 107                                        Page 3 of 9 Pages
--------- ---------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Gottesman GLG Trust
--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[ ]
                                                                        (b)[X]
--------- ---------------------------------------------------------------------
   3      SEC USE ONLY

--------- ---------------------------------------------------------------------
   4      SOURCE OF FUNDS
          OO
--------- ---------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(d) or 2(e)                                                     [ ]
--------- ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          New York
--------- ---------------------------------------------------------------------
    NUMBER OF         7     SOLE VOTING POWER
                            -0-
      SHARES
                    ------- ---------------------------------------------------
   BENEFICIALLY       8     SHARED VOTING POWER
                            162,955,601 shares(1) (See Item 5)
     OWNED BY
                    ------- ---------------------------------------------------
       EACH           9     SOLE DISPOSITIVE POWER
                            61,588,542 shares (See Item 5)
    REPORTING
                    ------- ---------------------------------------------------
      PERSON          10    SHARED DISPOSITIVE POWER
                            -0-
       WITH
--------- ---------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,588,542 shares (See Item 5)
--------- ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [X]
--------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          19.8% of outstanding shares of Common Stock(2) (See Item 5)
--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          OO
--------- ---------------------------------------------------------------------

(1) Represents an aggregate of 162,955,601 shares held by the parties to the Voting Agreement dated as of June 22, 2007 described in Item 6. The Gottesman GLG Trust may be deemed to have beneficial ownership of these shares. The Gottesman GLG Trust disclaims beneficial ownership of these shares, except for the 61,588,542 shares reported in row 11.

(2) Includes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable and 2,688,172 shares of Common Stock issuable upon conversion of $10 million aggregate principal amount of the Notes held by TOMS International Ltd., a wholly owned subsidiary of the Gottesman GLG Trust.

                                  SCHEDULE 13D

---------------------                                      --------------------
CUSIP No. 37929X 107                                        Page 4 of 9 Pages
--------- ---------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Leslie J. Schreyer
--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[ ]
                                                                        (b)[X]
--------- ---------------------------------------------------------------------
   3      SEC USE ONLY

--------- ---------------------------------------------------------------------
   4      SOURCE OF FUNDS
          OO
--------- ---------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(d) or 2(e)                                                     [ ]
--------- ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America
--------- ---------------------------------------------------------------------
    NUMBER OF         7     SOLE VOTING POWER
                            590,541 shares(1) (See Item 5)
      SHARES
                    ------- ---------------------------------------------------
   BENEFICIALLY       8     SHARED VOTING POWER
                            162,955,601 shares(2) (See Item 5)
     OWNED BY
                    ------- ---------------------------------------------------
       EACH           9     SOLE DISPOSITIVE POWER
                            62,179,083 shares (See Item 5)
    REPORTING
                    ------- ---------------------------------------------------
      PERSON          10    SHARED DISPOSITIVE POWER
                            -0-
       WITH
--------- ---------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,179,083 shares (See Item 5)
--------- ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [X]
--------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          20.0% of outstanding shares of Common Stock(3) (See Item 5)
--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON
          IN
--------- ---------------------------------------------------------------------

(1) Represents 101,412 shares of Common Stock and 489,129 shares of restricted stock held by Mr. Schreyer in his individual capacity.

(2) Represents an aggregate of 162,955,601 shares held by the parties to the Voting Agreement dated as of June 22, 2007 described in Item 6. Mr. Schreyer, in his capacity as trustee of the Gottesman GLG Trust, may be deemed to have beneficial ownership of these shares. Mr. Schreyer, in his capacity as trustee of the Gottesman GLG Trust and in his individual capacity, disclaims beneficial ownership of these shares, except for the 62,179,083 shares reported in row 11.

(3) Includes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable and 2,688,172 shares of Common Stock issuable upon conversion of $10 million aggregate principal amount of the Notes held by TOMS International Ltd.

CUSIP NO. 37929X 107              SCHEDULE 13D               Page 5 of 9 Pages


Item 1. Security and Issuer.

         This Amendment No. 3 ("Amendment No. 3") to the Schedule 13D dated November 13, 2007, as amended to date (the "Schedule 13D"), jointly filed by Noam Gottesman, the Gottesman GLG Trust and Leslie J. Schreyer, in his capacity as trustee of the Gottesman GLG Trust (the "Gottesman Trustee") (each a "Reporting Person"), relates to shares of common stock, par value $0.0001 per share (the "Common Stock"), of GLG Partners, Inc., (the "Company"), and shares of Series A voting preferred stock, par value $0.0001 per share, of the Company ("Series A Preferred Stock"), and Exchangeable Class B ordinary shares of FA Sub 2 Limited, a British Virgin Islands company and a subsidiary of the Company ("Exchangeable Shares"), and the Company's 5.00% dollar-denominated convertible subordinated notes due May 15, 2014 (the "Notes"), which are exchangeable for or convertible into shares of Common Stock. The Series A Preferred Stock and the Exchangeable Shares are referred to collectively as the "Exchangeable Securities". This Amendment No. 3 is being filed to report the decrease in the aggregate number of shares held by the parties to the Voting Agreement dated as of June 22, 2007 and subject to the Voting Agreement, resulting from the distributions by Sage Summit LP and Lavender Heights Capital LP (the "Partnerships"), each a party to the Voting Agreement, of an aggregate of 2,391,208 and 1,594,140 shares of Common Stock of the Company, respectively, for no consideration to certain of their respective limited partners upon the satisfaction of certain vesting conditions under the partnership agreements of the Partnerships. Unless otherwise defined in this Amendment No. 3, capitalized terms have the meanings set forth in the Schedule 13D.

         The Company's principal executive office is located at 399 Park Avenue, 38th Floor, New York, New York 10022.


Item 5. Interest in Securities of the Issuer.

         Item 5 is amended to include the following information:

         (a) As a result of the execution and delivery of the Voting Agreement, each of the Reporting Persons may be deemed to have acquired beneficial ownership of an aggregate of 162,955,601 shares (including Exchangeable Securities exchangeable into 58,904,993 shares of Common Stock and 8,064,516 shares of Common Stock issuable upon conversion of $30 million aggregate principal amount of the Notes), which are owned directly by the parties to the Voting Agreement or over which the parties to the Voting Agreement have the power to vote (the "Subject Shares"). These Subject Shares represent approximately 51.4% of the outstanding shares of Common Stock (assuming the exchange of all Exchangeable Securities into Common Stock and the conversion of all $30 million aggregate principal amount of the Notes into Common Stock). The Reporting Persons expressly disclaim beneficial ownership of securities held by any other person or entity party to the Voting Agreement.

         As of the date hereof, the Reporting Persons have the following interests in Common Stock, Exchangeable Securities and Notes:

CUSIP NO. 37929X 107              SCHEDULE 13D               Page 6 of 9 Pages


         Noam Gottesman

                (i) Amount beneficially owned: 1,314,287 shares (consisting of (1) 1,309,664 shares of Common Stock and (2) Exchangeable Securities which are exchangeable for 4,623 shares of Common Stock)

                (ii) Percent of class: 0.5% of outstanding shares of Common Stock(1)

                (iii)   Number of shares as to which such person has:

                        (a)     Sole power to vote or direct the vote: -0-

                        (b)     Shared power to vote or direct the vote:
                                163,736,001 shares (consisting of (1)
                                162,955,601 shares of voting stock (including Exchangeable Securities which are exchangeable for 58,904,993 shares of Common Stock and $30 million aggregate principal amount of the Notes which are convertible into 8,064,516 shares of Common Stock) held by the parties to the Voting Agreement and (2) 390,200 shares and 390,200 warrants held by certain investment funds managed by GLG Partners LP)(2)(3)

                        (c)     Sole power to dispose or direct the disposition:
                                1,314,287 shares (consisting of (1) 1,309,664
                                shares of Common Stock and (2) Exchangeable
                                Securities which are exchangeable for 4,623 shares of Common Stock)

                        (d) Shared power to dispose or direct the disposition: 780,400 shares (consisting of 390,200 shares and 390,200 warrants)(3)

         Gottesman GLG Trust

                (i) Amount beneficially owned: 61,588,542 shares (consisting of (1) Exchangeable Securities which are exchangeable for 58,900,370 shares of Common Stock and (2) $10 million aggregate principal amount of the Notes, which are convertible into 2,688,172 shares of Common Stock, held by TOMS International Ltd.)

-------

(1) Excludes as outstanding shares 58,900,370 shares of Common Stock into which the Exchangeable Securities held by the Gottesman GLG Trust are exchangeable and shares of Common Stock issuable upon conversion of the Notes. Including as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable, the percentage would be 0.4%.

(2) The 162,955,601 shares are held by the parties to the Voting Agreement dated as of June 22, 2007 described in Item 6. Mr. Gottesman may be deemed to have beneficial ownership of these shares. Mr. Gottesman disclaims beneficial ownership of these shares, except for the 1,314,287 shares reported in (i) above and otherwise to the extent of his pecuniary interest therein.

(3) The 390,200 shares and 390,200 warrants are held by certain investment funds managed by GLG Partners LP, of which GLG Partners Limited is the general partner. Mr. Gottesman is a managing director of GLG Partners Limited and may be deemed to have beneficial ownership of these shares. Mr. Gottesman disclaims beneficial ownership of these shares.

CUSIP NO. 37929X 107              SCHEDULE 13D               Page 7 of 9 Pages


                (ii) Percent of class: 19.8% of outstanding shares of Common Stock(4)

                (iii)   Number of shares as to which such person has:

                        (a)     Sole power to vote or direct the vote: -0-

                        (b)     Shared power to vote or direct the vote:
                                162,955,601 shares (consisting of 162,955,601
                                shares of voting stock (including (1)
                                Exchangeable Securities which are exchangeable for 58,904,993 shares of Common Stock and (2) $30 million aggregate principal amount of the Notes, which are convertible into 8,064,516 shares of Common Stock) held by the parties to the Voting Agreement)(5)

                        (c)     Sole power to dispose or direct the disposition:
                                61,588,542 shares (consisting of (1)
                                Exchangeable Securities which are exchangeable for 58,900,370 shares of Common Stock and (2) $10 million aggregate principal amount of the Notes, which are convertible into 2,688,172 shares of Common Stock, held by TOMS International Ltd.)

                        (d)     Shared power to dispose or direct the
                                disposition: -0-

         Leslie J. Schreyer

                (i) Amount beneficially owned: 62,179,083 shares (consisting of (1) Exchangeable Securities which are exchangeable for 58,900,370 shares of Common Stock held by Mr. Schreyer in his capacity as trustee of the Gottesman GLG Trust, (2) $10 million aggregate principal amount of the Notes, which are convertible into 2,688,172 shares of Common Stock, held by TOMS International Ltd. and (3) 101,412 shares of Common Stock and 489,129 shares of restricted stock held by Mr. Schreyer in his individual capacity)

                (ii) Percent of class: 20.0% of outstanding shares of Common Stock(4)

                (iii)   Number of shares as to which such person has:

                        (a) Sole power to vote or direct the vote: 590,541 shares (consisting of 101,412 shares of Common Stock and 489,129 shares of restricted stock held by Mr. Schreyer in his individual capacity)

-------

(4) Includes as outstanding shares 58,904,993 shares of Common Stock into which all Exchangeable Securities are exchangeable and 2,688,172 shares of Common Stock issuable upon conversion of $10 million aggregate principal amount of the Notes held by TOMS International Ltd.

(5) The 162,955,601 shares are held by the parties to the Voting Agreement dated as of June 22, 2007 described in Item 6. The Gottesman GLG Trust may be deemed to have beneficial ownership of these shares. The Gottesman GLG Trust disclaims beneficial ownership of these shares, except for the 61,588,542 shares reported in (i) above.

CUSIP NO. 37929X 107              SCHEDULE 13D               Page 8 of 9 Pages


                        (b)     Shared power to vote or direct the vote:
                                162,955,601 shares (consisting of 162,955,601
                                shares of voting stock (including (1)
                                Exchangeable Securities which are exchangeable for 58,904,993 shares of Common Stock and (2) $30 million aggregate principal amount of the Notes, which are convertible into 8,064,516 shares of Common Stock) held by the parties to the Voting Agreement)(6)

                        (c)     Sole power to dispose or direct the disposition:
                                62,179,083 shares (consisting of (1)
                                Exchangeable Securities which are exchangeable for 58,900,370 shares of Common Stock held by Mr. Schreyer in his capacity as trustee of the Gottesman GLG Trust, (2) $10 million aggregate principal amount of the Notes, which are convertible into 2,688,172 shares of Common Stock, held by TOMS International Ltd. and (3) 101,412 shares of Common Stock and 489,129 shares of restricted stock held by Mr. Schreyer in his individual capacity)

                        (d)     Shared power to dispose or direct the
                                disposition: -0-

-------

(6) The 162,955,601 shares are held by the parties to the Voting Agreement dated as of June 22, 2007 described in Item 6. Mr. Schreyer, in his capacity as trustee of the Gottesman GLG Trust, may be deemed to have beneficial ownership of these shares. Mr. Schreyer, in his capacity as trustee of the Gottesman GLG Trust and in his individual capacity, disclaims beneficial ownership of these shares, except for the 62,179,083 shares reported in (i) above.

CUSIP NO. 37929X 107              SCHEDULE 13D               Page 9 of 9 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  September 18, 2009


                                        /s/ Alejandro San Miguel
                                        ------------------------------------
                                        Alejandro San Miguel
                                        Attorney-in-fact for Noam Gottesman


                                        /s/  Alejandro San Miguel
                                        ------------------------------------
                                        Alejandro San Miguel
                                        Attorney-in-fact for Leslie J. Schreyer,
                                        in his capacity as trustee of the
                                        Gottesman GLG Trust


                                        /s/  Alejandro San Miguel
                                        ------------------------------------
                                        Alejandro San Miguel
                                        Attorney-in-fact for Leslie J. Schreyer